QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2017, 2016, AND 2015

(Expressed in Canadian Dollars, unless otherwise stated)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Quartz Mountain Resources Ltd.

We have audited the accompanying consolidated financial statements of Quartz Mountain Resources Ltd., which comprise the consolidated statements of financial position as of July 31, 2017 and 2016, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ deficiency, and cash flows for the years ended July 31, 2017, 2016, and 2015 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Quartz Mountain Resources Ltd. as at July 31, 2017 and 2016 and its financial performance and its cash flows for the years ended July 31, 2017, 2016 and 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describe conditions and matters that indicate the existence of material uncertainties that raises substantial doubt about Quartz Mountain Resources Ltd.’s ability to continue as a going concern.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

October 3, 2017

QUARTZ MOUNTAIN RESOURCES LTD.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	July 31, 2017	July 31, 2016

ASSETS

Current assets
Cash and cash equivalents	$225,910	$306,398
Amounts receivable and other assets (note 3)	6,242	6,769
	232,152	313,167

Mineral property interests (note 4)	1	1

Total assets	$232,153	$313,168

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current liabilities
Amounts payable and other liabilities (note 6)	$1,323	$1,107
Due to a related party (note 8)	3,297,165	3,178,443
Total Liabilities	3,298,488	3,179,550

Shareholders’ deficiency
Share capital (note 5(a))	26,090,118	26,090,118
Reserves	592,011	592,011
Accumulated deficit	(29,748,464)	(29,548,511)
Total shareholders’ deficiency	(3,066,335)	(2,866,382)

Total liabilities and shareholders’ deficiency	$232,153	$313,168

Nature and continuance of operations (note 1)

The accompanying notes are an integral part of these consolidated financial statements.

/s/ David Mordant	/s/ Ronald W. Thiessen
David Mordant	Ronald W. Thiessen
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in Canadian Dollars)

	For the year ended July 31
	2017	2016	2015
Expenses
Exploration and evaluation	$700	$470	$14,067
Assays and analysis	180	170	5,147
Geological	520	–	8,175
Graphics	–	–	145
Sustainability	–	300	600

General and administration	200,381	322,135	472,773
Insurance	39,534	44,075	38,170
IT Services	12,000	22,000	47,500
Legal, accounting and audit	24,778	28,421	34,775
Office and miscellaneous	1,191	619	3,678
Regulatory, trust and filing	29,410	34,038	20,209
Salaries and benefits	89,762	189,021	317,319
Shareholder communications	3,706	3,961	11,122

Operating expenses	(201,081)	(322,605)	(486,840)

Impairment of mineral property interest (note 4)	–	(1)	(891,626)
Interest income	2,112	2,971	10,750
Interest expense	–	(17,385)	(42,606)
Foreign exchange loss	(984)	(2,076)	–
Gain on settlement of debenture (note 7)	–	431,645	–
Income (loss) and comprehensive income (loss) for the year	$(199,953)	$92,549	$(1,410,322)

Basic and diluted income (loss) per common share	$(0.01)	$–	$(0.05)

Weighted average number of common shares outstanding
(basic and dilutive)	29,299,513	29,299,513	27,299,513

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

Consolidated Statements of Changes in Shareholders’ Deficiency

(Expressed in Canadian Dollars)

	Share Capital		Reserves
			Equity-settled		Total
	Number of		share-based	Accumulated	shareholders’
	shares	Amount	payments	deficit	deficiency

Balance at August 1, 2014	27,299,513	$26,050,118	$592,011	$(28,230,738)	$(1,588,609)
Loss for the year	–	–	–	(1,410,322)	(1,410,322)
Balance at July 31, 2015	27,299,513	$26,050,118	$592,011	$(29,641,060)	$(2,998,931)

Balance at August 1, 2015	27,299,513	$26,050,118	$592,011	$(29,641,060)	$(2,998,931)
Income for the year	–	–	–	92,549	92,549
Common shares issued for debenture settlement	2,000,000	40,000	–	–	40,000
Balance at July 31, 2016	29,299,513	$26,090,118	$592,011	$(29,548,511)	$(2,866,382)

Balance at August 1, 2016	29,299,513	26,090,118	592,011	(29,548,511)	$(2,866,382)
Loss for the year	–	–	–	(199,953)	(199,953)
Balance at July 31, 2017	29,299,513	$26,090,118	$592,011	$(29,748,464)	$(3,066,335)

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	For the year ended July 31
	2017	2016	2015
Cash flows from operating activities:
Income (loss) for the year	$(199,953)	$92,549	$(1,410,322)
Adjusted for:
Impairment of mineral property interest	–	1	891,626
Interest income	(2,112)	(2,971)	(10,750)
Interest expense	–	17,385	42,606
Gain on settlement of debenture	–	(431,645)	–
Changes in non-cash working capital items:
Amounts receivable and other assets - current	527	9,650	(4,915)
Amounts receivable and other assets - non-current	–	–	8,295
Amounts payable and other liabilities	216	2	(871)
Due to a related party	118,722	205,167	16,201
Restricted cash	–	–	38,563
Net cash used in operating activities	(82,600)	(109,862)	(429,567)

Cash flows from investing activities:
Interest received	2,112	2,971	10,750
Net cash provided by investing activities	2,112	2,971	10,750

Cash flows from financing activities:
Principal payment on convertible debenture	–	(28,355)	(100,000)
Interest paid on convertible debenture	–	(20,342)	(44,517)
Net cash used in financing activities	–	(48,697)	(144,517)

Decrease in cash and cash equivalents	(80,488)	(155,588)	(563,334)
Cash and cash equivalents, beginning of year	306,398	461,986	1,025,320
Cash and cash equivalents, end of year	$225,910	$306,398	$461,986

Supplemental cash flow information:
Components of cash and cash equivalents
Cash	$225,910	$306,398	$461,986
Cash equivalents	$–	$–	$–
	$225,910	$306,398	$461,986

Non cash investing and financing activities:
Settlement of debenture paid through issuance of shares	$–	$40,000	$–

The accompanying notes are an integral part of these consolidated financial statements.

Quartz Mountain Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended July 31, 2017, 2016, and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

1.	Nature and Continuance of Operations

Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”) is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company’s corporate office is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia, Canada. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These consolidated financial statements (the “Financial Statements”) of the Company as at and for the year ended July 31, 2017 include Quartz Mountain Resources Ltd. and its subsidiaries (together referred to as the “Company”). Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

These Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. As at July 31, 2017, the Company had cash and cash equivalents of $225,910, a working capital deficit, and negative net assets. The Company’s continuing operations are dependent upon new projects, the ability of the Company to obtain the necessary financing to complete exploration and development of these new projects, the ability to obtain the necessary permits to mine new projects and the future profitable production of any mine. General market conditions for junior exploration companies have resulted in depressed equity prices.

These material uncertainties raise substantial doubt on the ability of the Company to continue as a going concern.

Substantially all of the Company’s liabilities at July 31, 2017 were payable to Hunter Dickinson Services Inc. ("HDSI"), a related party with whom the Company has reached a debt settlement agreement (note 8(b)).

Additional debt or equity financing will be required to fund acquisition and exploration of mineral property interests. There can be no assurance that the Company will be able to obtain additional financial resources or achieve positive cash flows. If the Company is unable to obtain adequate additional financing, it will need to curtail its expenditures further, until additional funds can be raised through financing activities.

These Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2.	Significant Accounting Policies

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the International Financial Reporting Interpretations Committee (“IFRIC”) effective for the Company’s fiscal year ended July 31, 2017.

Quartz Mountain Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended July 31, 2017, 2016, and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

The Company’s Board of Directors authorized issuance of these Financial Statements on October 3, 2017.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)	Significant accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The impact of such estimates is pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that management believes are reasonable under the circumstances. Changes in the subjective inputs and assumptions can materially affect fair value estimates.

Specific areas where significant estimates or judgements exist are:

Sources of estimation uncertainty:

●	Provisions for income taxes are an estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of each reporting period. However, it is possible that at some future date a change in tax liabilities or taxes recoverable could result from audits by taxation authorities. Where the outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

Critical accounting judgments:

●	Assessment of the Company’s ability to continue as a going concern;

(d)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and the subsidiaries that it controls. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Quartz Mountain Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended July 31, 2017, 2016, and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

Intercompany balances and transactions, including any unrealized income and expenses arising from intercompany transactions, are eliminated upon consolidation.

At July 31, 2017 and July 31, 2016, the Company held an ownership interest in the following subsidiaries:

Name of Subsidiary	Place of Incorporation	Ownership Interest	Principal Activity
QZMG Resources Ltd.	Nevada	100%	Holding company
Wavecrest Resources Inc.	Delaware	100%	Holding company

(e)	Foreign currency

The functional and presentation currency of the Company and its subsidiary, as at July 31, 2017, is the Canadian dollar.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the period end date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated. Gains and losses arising on translation are included in profit or loss for the period.

(f)	Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories as follows:

Fair value through profit or loss - This category comprises derivatives and financial assets acquired principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost using the effective interest method less any provision for impairment.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method less any provision for impairment. If there is objective evidence that the asset is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized in other comprehensive income (loss). Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from accumulated other comprehensive income (loss) and recognized in profit or loss.

Quartz Mountain Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended July 31, 2017, 2016, and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

All financial assets except those measured at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

The Company has classified its cash and cash equivalents as fair value through profit or loss and amounts receivable as loans and receivables.

Financial liabilities

The Company classifies its financial liabilities into one of two categories as follows:

Fair value through profit or loss - This category comprises derivatives and financial liabilities incurred principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities: This category consists of liabilities carried at amortized cost using the effective interest method.

The Company classified its amounts payable and other liabilities and due to related party balances as other financial liabilities.

Impairment of financial assets:

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include:

●	significant financial difficulty of the issuer or counterparty; or

●	default or delinquency in interest or principal payments; or

●	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as amounts receivable, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Quartz Mountain Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended July 31, 2017, 2016, and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

(g)	Exploration and evaluation expenditures

Exploration and evaluation expenditures are expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

Exploration and evaluation expenditures are expensed as incurred, except for initial expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition.

Exploration and evaluation expenditures include the cash consideration and the estimated fair market value of common shares on the date of issue or as otherwise provided under the relevant agreements.

Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Administrative expenditures related to exploration activities are expensed in the period incurred.

Mineral property interests

Expenditures incurred by the Company in connection with a mineral property after the technical feasibility and commercial viability of extracting a mineral resource are demonstrable are capitalized. Such amounts are then amortized over the estimated life of the property following the commencement of commercial production, or are written off if the property is sold, allowed to lapse or abandoned, or when impairment has been determined to have occurred.

Mineral property interests, if any, are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, mineral property interests attributable to that area of interest are first tested for impairment and then reclassified to mineral property and development assets within property, plant and equipment.

Recoverability of the carrying amount of mineral property interests is dependent on successful development and commercial exploitation, or alternatively, a sale of the respective areas of interest.

(h)	Impairment of non-financial assets

At the end of each reporting period the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the greater of (i) fair value less costs to sell, and (ii) value in use. Fair value is estimated as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current assessments of the Company’s cost of capital and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and an impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Quartz Mountain Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended July 31, 2017, 2016, and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(i)	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

(j)	Loss per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. For the years presented, there was no impact on loss per share from the potentially dilutive securities.

(k)	Share-based payments

Share-based payments to employees and others providing similar services are measured at the fair value of the instruments at the grant date. The fair value determined at the grant date is charged to operations over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. The Company revises the estimate on each reporting date and the effect of the change is recognized in profit or loss.

Share-based payment transactions with other parties are measured at the fair value of the goods or services received, except where the fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

Quartz Mountain Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended July 31, 2017, 2016, and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

(l)	Rehabilitation provision

An obligation to incur rehabilitation and site restoration costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged against earnings over the life of the operation.

The Company has no material rehabilitation and site restoration costs.

(m)	Income taxes

Income tax on profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in shareholders’ deficiency, in which case it is recognized in shareholders’ deficiency.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is calculated by providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The following temporary differences are not provided for:

●	goodwill not deductible for tax purposes;

●	the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and

●	differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Quartz Mountain Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended July 31, 2017, 2016, and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

(n)	Government assistance

When the Company is entitled to receive mineral exploration tax credits and other government grants, these amounts are recognized as a cost recovery within exploration and evaluation expenditures when there is reasonable assurance of their recovery.

(o)	Compound financial instruments

Compound financial instruments issued by the Company comprise a convertible debenture that can be converted into a fixed number of the Company’s common shares at the option of the holder.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component, if any, is recognized initially as the difference between the estimated fair value of the compound financial instrument as a whole and the estimated fair value of the liability component. Directly attributable transaction costs, if material, are allocated to the liability and equity components in proportion to their initial carrying amounts.

(p)	Changes in accounting policies and new accounting pronouncements

Accounting standards issued but not yet effective:

Effective for annual periods beginning on or after January 1, 2018:

●	IFRS 9, Financial Instruments

●	IFRS 15, Revenue from Contracts with Customers

Effective for annual periods beginning on or after January 1, 2019:

●	IFRS 16, Leases and revised IAS 17, Leases

The Company has not early adopted these new standards or amendments to existing standards and does not expect the impact of these standards on the Company’s financial statements to be material.

Quartz Mountain Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended July 31, 2017, 2016, and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

3.	Amounts Receivable and Other Assets

	July 31, 2017	July 31, 2016
Current:
Sales tax receivable	$1,191	$4,525
Prepaid insurance	5,051	2,244
Total	$6,242	$6,769

4.	Mineral Property Interests

	July 31, 2017	July 31,2016
Angel’s Camp royalty	$1	$1
Total	$1	$1

(a)	Angel’s Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel’s Camp property located in Lake County, Oregon.

The royalty is recorded at a nominal amount of $1.

(b)	Galaxie Project

In August 2012, Quartz Mountain acquired the Galaxie Project from Finsbury Exploration Ltd. (“Finsbury”), a related party with several directors in common with the Company.

At July 31, 2015, due to uncertainty in the capital markets prevailing at the time, the Company wrote down its mineral property interest in the Galaxie Project by $891,626 to a nominal value of $1.

During the year ended July 31, 2016, pursuant to a debt settlement agreement (note 7), the Company transferred its mineral property interest in the Gnat Property to Bearclaw Capital Corp, a private company from which the Company acquired the Gnat Property in exchange for, among other considerations, its convertible debenture. The Company let all other mineral claims in the Galaxie Project lapse and the nominal value of $1 was written off during the year ended July 31, 2016.

(c)	ZNT Project

At July 31, 2016, the Company held a 100% interest in the ZNT property located in central British Columbia, near the town of Smithers, British Columbia. The property was staked by Quartz Mountain in 2012.

Quartz Mountain Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended July 31, 2017, 2016, and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

During the year ended July 31, 2017, the Company let all other mineral claims in the ZNT Project lapse.

5.	Capital and Reserves

(a)	Authorized share capital

At July 31, 2017, the authorized share capital of the Company comprised an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

No preferred shares have been issued to date. All issued common shares are fully paid.

(b)	Equity-settled share-based payments

The Company has a share purchase option plan (the “Plan”) approved by the Company’s shareholders that allows the Board of Directors to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees, and service providers. The Plan is based on the maximum number of eligible shares equaling 10% of the Company’s outstanding common shares, calculated from time to time.

The exercise price of each share purchase option is set by the Board of Directors at the time of grant but cannot be less than the five-day volume weighted average trading price of the Company's shares calculated on the day prior to the grant. Share purchase options may have a maximum term of up to five years and typically terminate 90 days following the termination of the optionee's employment or engagement, except in the case of retirement or death. The vesting period for share purchase options is at the discretion of the Board of Directors at the time the options are granted.

The following summarizes the changes in the Company’s share purchase options:

Number of options with an exercise price of $0.45	Year ended July 31
	2017	2016	2015
Options outstanding at beginning of year	768,000	828,000	1,587,000
Forfeited during the year	–	(60,000)	(36,900)
Expired during the year	(768,000)	–	(722,100)
Options outstanding and exercisable at the end of year	–	768,000	828,000

The weighted average contractual remaining life of the share purchase options outstanding and exercisable at July 31, 2017 was nil (July 31, 2016 – 0.47 years, July 31, 2015 – 1.47 years).

Quartz Mountain Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended July 31, 2017, 2016, and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

6.	Amounts Payable and Other Liabilities

	2017	2016
Amounts payable	$1,323	$1,107

7.	Convertible debenture

Pursuant to the purchase of the Gnat Property (note 4(b)) in fiscal year 2013, the Company issued an unsecured $650,000 convertible debenture (the “Debenture”) with an original maturity date of October 31, 2013, to the vendor, Bearclaw Capital Corp. (“Bearclaw”), as part of the purchase price. From inception to October 1, 2014, a series of amendments to the Debenture agreement were made, and principal payments totalling $100,000 had been paid.

In January 2016, the Company reached an agreement with Bearclaw Capital Corp. whereby Bearclaw forgave a convertible debenture with an amount owing of $500,000 in exchange of the following consideration:

a)	a cash payment of $29,793 (including accrued interest of $1,438);
b)	2 million of the Company’s common shares with fair value of $40,000; and
c)	the transfer of the Gnat Property resulting in a gain on settlement of debenture in the amount of $431,645.

8.	Related Party Balances and Transactions

(a)	Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

The Company compensated key management personnel as follows:

	Year ended July 31
	2017	2016	2015
Short-term employee benefits, including salaries and directors fees	$39,000	$94,000	$160,000

Short-term employee benefits include salaries, director’s fees and amounts paid to HDSI (note 8(b)) for services provided to the Company by certain HDSI personnel who serve as directors or officers of the Company.

Quartz Mountain Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended July 31, 2017, 2016, and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

(b)	Entities with Significant Influence over the Company

The Company’s management believes that Hunter Dickinson Services Inc. (“HDSI”), a private entity, has the power to participate in the financial or operating policies of the Company. Scott Cousens, Robert Dickinson, and Ronald Thiessen, are directors of both the Company and HDSI. Michael Lee and Trevor Thomas are officers of the Company and are employees of HDSI.

Pursuant to a management agreement between the Company and HDSI, dated July 2, 2010, the Company receives geological, engineering, corporate development, administrative, management and shareholder communication services from HDSI. These services are provided based on annually set rates. HDSI also incurs third party costs on behalf of the Company on a full-cost recovery basis.

Transactions with HDSI parties were as follows:

	Year ended July 31
	2017	2016	2015
HDSI: Services received based on management services agreement	$88,000	$171,000	$252,000
HDSI: Reimbursement of third party expenses paid	35,000	42,000	70,000

Outstanding balances were as follows:

	July 31, 2017	July 31, 2016
Balance payable to HDSI	$3,297,165	$3,178,443

In January 2016, the Company and HDSI reached an agreement whereby HDSI agreed to forgive the balance due to HDSI in the net amount of $3,086,089 if the Company completes the following:

●	make a cash payment of $180,207 to HDSI; and
●	issue 6 million shares to HDSI.

Completion of the settlement agreement with HDSI has been deferred and will occur at a mutually agreed date.

9.	Operating Segments

The Company operates in a single reportable operating segment – the acquisition, exploration and evaluation of mineral property interests. The Company is currently focused on the acquisition and exploration of mineral property interests in Canada.

Quartz Mountain Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended July 31, 2017, 2016, and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

10.	Taxation

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized.

As at July 31, 2017, the Company had unused non-capital loss carry forwards of approximately $5,441,000 (2016 – $5,236,000) in Canada and $46,000 (2016 – $48,000) in the United States.

The Company had approximately $4,334,000 (2016 – $4,358,000) of resource tax pools available, which may be used to shelter certain resource income.

Reconciliation of effective tax rate:

Year ended July 31	2017	2016	2015
Income (loss) for the year	$(199,953)	$92,549	$(1,410,322)
Income tax expense	–	–	–
Income (loss) excluding income tax	$(199,953)	$92,549	$(1,410,322)

Income tax expense (recovery) using the Company’s domestic tax rate	$(52,000)	$24,000	$(367,000)
Non-deductible (deductible) expenses and other	1,000	(2,000)	31,000
Change in deferred tax rates	–	–	(2,000)
Differences in statutory tax rates	–	–	(1,000)
Changes in unrecognized temporary differences	51,000	(22,000)	339,000
	$–	$–	$–

The Company’s domestic tax rate during the year ended July 31, 2017 was 26% (2016 – 26%; 2015 – 26%) and the effective tax rate was nil (2016 – nil; 2015 – nil).

Quartz Mountain Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended July 31, 2017, 2016, and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

As at July 31, 2017, the Company had the following balances in respect of which no deferred tax assets had been recognized:

Expiry:	Tax losses	Resource pools	Equipment and other
Within one year	$–	$–	$–
One to five years	–	–	–
After five years	5,487,000	–	82,000
No expiry date	–	4,334,000	113,000
	$5,487,000	$4,334,000	$195,000

11.	Financial instruments

Financial assets and liabilities are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect placement within the fair value hierarchy levels. The hierarchy is as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying value of cash and cash equivalents, amounts receivable, amounts payable and other liabilities and due to related party approximates fair value due to the short-term nature of the financial instruments. Cash and cash equivalents is classified as fair value through profit or loss and measured at fair value using level 1 inputs.

12.	Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a)	Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and amounts receivable. The Company limits its exposure to credit risk on liquid financial assets by only investing its cash and cash equivalents with high-credit quality financial institutions in business and savings accounts.

Quartz Mountain Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended July 31, 2017, 2016, and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

 The carrying value of the Company’s cash and cash equivalents and amounts receivable represent the maximum exposure to credit risk.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company does not have sufficient capital in order to meet short-term business requirements, and accordingly is exposed to liquidity risk.

The following obligations existed at July 31, 2017:

	Total	Less than 1 year	1-5 years
Amounts payable and other liabilities (note 6)	$1,323	$1,323	$–
Due to related party (note 7)	3,294,583	3,294,583	–
Total	$3,295,906	$3,295,906	$–

The following obligations existed at July 31, 2016:

	Total	Less than 1 year	1-5 years
Amounts payable and other liabilities (note 6)	$1,107	$1,107	$–
Due to related party (note 7)	3,178,443	3,178,443	–
Total	$3,179,550	$3,179,550	$–

(c)	Interest rate risk

The Company’s exposure to interest rate risk arises from the interest rate impact on cash and cash equivalents. The Company’s practice has been to invest cash at floating rates of interest, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss because of a decrease in the fair value of any guaranteed bank investment certificates included in cash and cash equivalents as they are generally held with large financial institutions.

The Company from time to time has debt instruments and is exposed to risk in the event of interest rate fluctuations. The Company has not entered into any interest rate swaps or other financial arrangements that mitigate the exposure to interest rate fluctuations.

Quartz Mountain Resources Ltd.

Notes to the Consolidated Financial Statements

For the years ended July 31, 2017, 2016, and 2015

(Expressed in Canadian Dollars, unless otherwise stated)

(d)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The Company is not subject to significant market risk.

(e)	Capital management objectives

The Company’s primary objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can continue to potentially provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders' deficiency as capital. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company’s investment policy is to invest its cash in highly liquid short–term interest–bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company’s approach to capital management during the year ended July 31, 2017.

The Company is not subject to any externally imposed equity requirements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED JULY 31, 2017

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

T A B L E O F C O N T E N T S

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.1	Date

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”) for the year ended July 31, 2017 as publicly filed on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian dollars unless stated otherwise.

The Company reports in accordance with International Financial Reporting Standards (“IFRS”) and the following disclosure, and associated financial statements, are presented in accordance with IFRS. All comparative information provided is in accordance with IFRS.

For the purposes of the discussion below, date references refer to calendar year and not the Company’s fiscal reporting period.

This MD&A is prepared as of October 3, 2017.

Cautionary Note to Investors Concerning Forward-looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this disclosure, other than statements of historical facts, that address permitting, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company’s projects will obtain all required environmental and other permits and all land use and other licenses, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and exploitation successes, continuity of mineralization, potential environmental issues and liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition or litigation, exploration and development of properties located within First Nations treaty and asserted territories may affect or be perceived to affect treaty and asserted aboriginal rights and title, which may cause permitting delays or opposition by First Nation communities, changes in laws and government policies regarding mining and natural resource exploration and exploitation, continued ability of the Company to raise necessary capital, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company reviews its forward-looking statements on an on-going basis and updates this information when circumstances require it.

1.2	Overview

The information comprised in this MD&A relates to Quartz Mountain Resources Ltd. and its subsidiary (together referred to as the “Company”). Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

Quartz Mountain is a company which most recently, focused on acquiring and exploring mineral prospects in British Columbia. The Company is currently investigating new opportunities.

1.2.1	Agreements

In January 2016, the Company reached agreement with Hunter Dickinson Services Inc. (“HDSI”) to settle debt owing for services by HDSI. HDSI agreed to forgive debt in the net amount owing at that time of $3,086,089, if Quartz Mountain makes a cash payment of $180,207 and issues 6 million shares to HDSI. Notwithstanding that the TSX Venture Exchange has also approved the transaction with HDSI, settlement of debt by the issuance of the shares and cash payment to HDSI has been deferred and will occur at a mutually agreed date.

1.2.2	Properties

Angel’s Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel’s Camp property located in Lake County, Oregon. The Angel’s Camp property is currently held by Alamos Gold Inc.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

The following selected annual information is from the Company’s annual financial statements which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”) effective for the respective reporting years of the Company and are expressed in Canadian Dollars. The Company’s audited financial statements are publicly available on SEDAR at www.sedar.com.

Amounts are expressed in thousands of Canadian dollars (except per share amounts).

	Fiscal year 2017	Fiscal year 2016	Fiscal year 2015
Total (income) loss for the year	(199)	(93)	1,410
(Income) Loss per share	0.01	-	0.05
Total assets at the end of the fiscal year	231	313	478
Total non-current liabilities at the end of the fiscal year	-	-	450

The Company does not currently generate revenue from its operations and the variation in its total loss was due in large part to the changes in its exploration and evaluation activities. The increase in loss during the fiscal year 2017 was mainly due to a gain recognized on debt settlement in the previous year. The Company’s cash and cash equivalents decreased by $80,488 during the current fiscal year, due primarily to cash used in operations.

1.4	Summary of Quarterly Results

These amounts are expressed in thousands of Canadian Dollars, except per share amounts and the weighted average number of common shares outstanding. Minor differences are due to rounding.

	Fiscal Quarter Ended
	Jul-31 2017	April-30 2017	Jan-31 2017	Oct-31 2016	Jul-31 2016	Apr-30 2016	Jan-31 2016	Oct-31 2015
(Income) Loss for the period	$35	$57	$40	$68	$35	$(356)	$102	$126
Basic and diluted loss per common share	$0.00	$0.00	$0.00	$0.00	$0.00	$(0.01)	$0.00	$0.00

The trend in quarterly net loss presented herein are in line with the discussions included in 1.3 Selected Annual Information above.

1.5	Results of Operations and Financial Condition

The following financial data has been prepared in accordance with IFRS and are expressed in Canadian dollars unless otherwise stated.

1.5.1 Loss for the year ended July 31, 2017 vs. 2016

Exploration costs incurred during the year ended July 31, 2017 were $700 (2016 – 470).

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

During the current fiscal year, administrative salaries and benefits decreased in line with the decrease in the exploration activities as the Company continued its focus on conserving cash resources. The following table provides a breakdown of general and administrative expenses incurred during the year ended July 31, 2017 and 2016:

	Year ended July 31, 2017	Year ended July 31, 2016
Legal, accounting and audit	24,778	28,421
Office and miscellaneous	1,191	619
Insurance	39,534	44,075
IT Services	12,000	22,000
Salaries and benefits	89,762	189,021
Regulatory, trust and filing	29,410	34,038
Shareholder communications	3,706	3,961
	$200,381	$322,135

1.6	Liquidity

Historically, the Company’s primary source of funding has been the issuance of equity securities for cash through private placements to sophisticated investors and institutions. The Company is in the process of acquiring and exploring mineral property interests. The Company’s continuing operations are entirely dependent upon the ability of the Company to obtain the necessary financing to complete the exploration and development of its projects, the existence of economically recoverable mineral reserves at its projects, the ability of the Company to obtain the necessary permits to mine, on future profitable production of any mine and the proceeds from the disposition of its mineral property interests.

At July 31, 2017, the Company had cash and cash equivalents of $0.23 million and a working capital deficit of $3 million. Substantially all of the short-term liabilities of $3.3 million at July 31, 2017 were payable to Hunter Dickinson Services Inc. ("HDSI"); however, a debt settlement agreement has been reached between the Company and HDSI whereby the latter has agreed to receive the Company’s common shares to extinguish substantially all of the aforesaid debt (see 1.2 Overview).

The Company believes that its liquid assets at July 31, 2017 are sufficient to meet its known obligations. The Company is actively managing its cash reserves, and curtailing activities as necessary in order to ensure its ability to meet payments as they come due.

Additional debt or equity financing will be required to fund additional exploration or development programs. However, there can be no assurance that the Company will continue to obtain additional financial resources or that it will be able to achieve positive cash flows.

Financial market conditions for junior exploration companies have resulted in very depressed equity prices. A further and continued deterioration in market conditions will increase the cost of obtaining capital and significantly limit the availability of funds to the Company in the future. Accordingly, management is actively monitoring the effects of the current economic and financing conditions on the Company’s business and reviewing discretionary spending, capital projects and operating expenditures, and implementing cash and cash management strategies.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

Table of Obligations and Commitments

The following obligations existed at July 31, 2017:

	Total	Less than 1 year	1-5 years
Amounts payable and other liabilities	$1,323	$1,323	$-
Due to a related party	3,297,165	3,297,165	-
Total	3,298,488	3,298,488	$-

The Company has no material capital lease or operating lease obligations. The Company has no “Purchase Obligations”, defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7	Capital Resources

The Company had no material commitments for capital expenditures as at July 31, 2017.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet, unused.

At July 31, 2017, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

As the Company continues to incur losses in support of exploration activities on its projects, Shareholders’ equity has come to be in a deficit position.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Key management personnel

The required disclosure for the remuneration of the Company’s key management personnel is provided in note 8(a) of the accompanying audited consolidated financial statements for the years ended July 31, 2017, 2016 and 2015. These are also available at www.sedar.com.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

Hunter Dickinson Inc.

Description of the relationship

Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary Hunter Dickinson Services Inc. ("HDSI") are private companies established by a group of mining professionals engaged in advancing mineral properties for a number of publicly listed exploration companies, one of which is the Company.

The following directors or officers of the Company also have a role within HDSI.

Individual	Role within the Company	Role within HDSI
Ronald Thiessen	President, Chief Executive Officer and Director	Director
Lena Brommeland	Executive Vice President	Employee
Robert Dickinson	Director	Director
Michael Lee	Chief Financial Officer	Employee
Trevor Thomas	General Counsel and Corporate Secretary	Employee

The business purpose of the related party transactions

HDSI provides technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on an as-needed and as-requested basis from the Company.

HDSI also incurs third party costs on behalf of the Company. Such third party costs include, for example, directors and officers’ insurance, travel, conferences, and technology services.

As a result of this relationship, the Company has access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients. The Company is also able to eliminate many of its fixed costs, including rent, technology, and other infrastructure which would otherwise be incurred for maintaining its corporate offices.

The measurement basis used

The Company procures services from HDSI pursuant to an agreement dated July 2, 2010. Services from HDSI are provided on a non-exclusive basis as required and as requested by the Company. The Company is not obligated to acquire any minimum amount of services from HDSI. The fees for services from HDSI are determined based on a charge-out rate for each employee performing the service and for the time spent by the employee. Such charge-out rates are agreed and set annually in advance.

Third party costs are billed at cost, without markup.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

Ongoing contractual or other commitments resulting from the related party relationship

There are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice by either of the Company or HDSI.

Transactions and balances

The required disclosure for the transactions and balances with HDSI is provided in note 8(b) of the accompanying audited consolidated financial statements for the years ended July 31, 2017 and 2016. These are also available at www.sedar.com.

1.10	Fourth Quarter

The Company recorded a net loss of $34,000 for the quarter ended July 31, 2017, compared to a net loss of $35,000 during the same quarter of fiscal 2016. During the current quarter, the Company did not incur significant exploration expenses and the Company’s administrative expenses were $35,000, compared to $35,000 during the same quarter of fiscal 2016, in line with the current depressed state of the Company business discussed herein.

1.11	Proposed Transactions

There are no proposed material assets or business acquisitions or dispositions before the Board of Directors for consideration.

1.12	Critical Accounting Estimates

Not required. The Company is a Venture Issuer.

1.13	Changes in Accounting Policies including Initial Adoption

The required disclosure is provided in note 2 of the accompanying audited consolidated financial statements as at and for the year ended July 31, 2017, publicly available on SEDAR at www.sedar.com.

1.14	Financial Instruments and Risk Management

The carrying amounts of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and balances due to related parties, approximate their fair values due to their short-term nature.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.15	Other MD&A Requirements

1.15.1	Additional Disclosure for Venture Issuers without Significant Revenue

(a)	exploration and evaluation assets or expenditures	The required disclosure is presented in Section 1.5 of this MD&A.

(b)	expensed research and development costs	Not applicable

(c)	intangible assets arising from development	Not applicable

(d)	general and administration expenses	The required disclosure is presented in Section 1.5 of this MD&A.

(e)	any material costs, whether expensed or recognized as assets, not referred to in paragraphs (a) through (d)	None

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at the date of this MD&A:

Number
Common shares	29,299,513

See 1.2 Overview for an agreement between the Company and HDSI for issuance of common share as a debt settlement arrangement.

1.15.3	Internal Controls over Financial Reporting Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

There has been no change in the design of the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this Management’s Discussion and Analysis.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of July 31, 2017. In making the assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on their assessment, management has concluded that, as July 31, 2017, the Company’s internal control over financial reporting was effective based on those criteria.

1.15.4	Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported within the appropriate time periods and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

1.15.5	Limitations of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.16	Risk Factors

The risk factors associated with the principal business of the Company are discussed below. The Company does not currently hold any mineral properties but is looking for new opportunities. If it acquires a new mineral property(s), the Company would be subject to the highly speculative nature of the resources industry characterized by the requirement for large capital investments from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks, including currency, political, social, permitting and legal risk. An investor should carefully consider the risks described below and the other information that Quartz Mountain furnishes to, or files with, the Securities and Exchange Commission and with Canadian securities regulators before investing in Quartz Mountain’s common shares, and should not consider an investment in Quartz Mountain unless the investor is capable of sustaining an economic loss of the entire investment. The Company’s actual exploration and operating results may be very different from those expected as at the date of this MD&A.

Going Concern Assumption

The Company’s financial statements have been prepared assuming the Company will continue on a going concern basis. However, unless additional funding is obtained, this assumption will have to change. The Company has a negative working capital position, and has incurred losses since inception. Failure to continue as a going concern would require that Quartz Mountain’s assets and liabilities be restated on a liquidation basis, which could differ significantly from the going concern basis.

Additional Funding Requirements

Further development of the Company’s continued operations will require additional capital. The Company currently does not have sufficient funds to explore the properties it holds. It is possible that the financing required by the Company will not be available, or, if available, will not be available on acceptable terms. If the Company does issue treasury shares to finance its operations or expansion plans, shareholders will suffer dilution of their investment and control of the Company may change. If adequate funds are not available, or are not available on acceptable terms, the Company will not be able to remain in business. In addition, a positive production decision at any of the Company’s current projects or any other development projects acquired in the future will require significant resources and funding for project engineering and construction. Accordingly, any development of the Company’s properties depends upon the Company’s ability to obtain financing through debt financing, equity financing, the joint venturing or disposition of its current projects, or other means. There is no assurance that the Company will be successful in obtaining financing for these or other purposes, including for general working capital.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of mining operations   or earnings, and expects that its losses and negative cash flow will continue for the foreseeable future. The Company does not currently hold a mineral property and there can be no assurance that the Company will, if needed, be able to acquire a property(s) of sufficient technical merit to represent a compelling investment opportunity. If the Company is unable to acquire a property(s), its entire prospects will rest solely with its current net smelter royalty interest in the Angel Camp Project and accordingly, the risk of being unable to identify a mineral deposit will be higher than if the Company had additional properties to explore. There can be no assurance that the Company will ever be profitable in the future. The Company’s operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with advancing exploration, development and commercial production of any properties that the Company may acquire are added. The amounts and timing of expenditures will depend on the progress of on-going exploration, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company’s acquisition of a property(s) and other factors, many of which are beyond the Company’s control. The Company does not expect to receive revenues from operations in the foreseeable future, and expects to incur losses unless and until such time as it acquires a property(s), commence commercial production and generate sufficient revenues to fund its continuing operations. The development of any properties the Company may acquire will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. The Company anticipates that it would retain any cash resources and potential future earnings for the future operation and development of the Company’s business. The Company has not paid dividends since incorporation and the Company does not anticipate paying any dividends in the foreseeable future. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate. To the extent that such expenses do not result in the creation of appropriate revenues, the Company’s business will be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

Exploration, Development and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not reduce, including among other things, unsuccessful efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely upon consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

Permits and Licenses

If the Company acquires a new mineral property(s), its operations would require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits which may be required to carry out exploration and development for the Company’s Projects.

Changes in Local Legislation or Regulation

Any mining and processing operations that may be acquired and any exploration activities that might be conducted would be subject to extensive laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine and worker safety, protection of endangered and other special status species and other matters. The Company’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other mining companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Company’s operations, including its ability to explore or develop properties, commence production or continue operations. Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company’s business, results of operations or financial condition. The Company may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. The Company could also be held liable for exposure to hazardous substances.

Environmental Matters

All of the operations that the Company might acquire would be subject to environmental regulations, which can make operations expensive or prohibit them altogether. The Company may be subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of its mineral exploration, development and production. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest, which are unknown to the Company at present and have been caused by previous or existing owners or operators of the Company’s projects. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties, or the requirement to remedy environmental pollution, which would reduce funds otherwise available to the Company and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it could be required to suspend operations or undertake interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the Company.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. There is also a risk that the environmental laws and regulations may become more onerous, making the Company’s operations more expensive. Many of the environmental laws and regulations will require the Company to obtain permits for its activities. The Company will be required to update and review its permits from time to time, and may be subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company’s business, causing those activities to be economically re-evaluated at that time.

Groups Opposed to Mining May Interfere with the Company’s Efforts to Explore and Develop its Properties

Organizations opposed to mining may be active in the regions in which the Company conducts its exploration activities. Although the Company intends to comply with all environmental laws and maintain good relations with local communities, there is still the possibility that those opposed to mining will attempt to interfere with the development of any property(s) the Company might acquire. Such interference could have an impact on the Company’s ability to explore and develop its properties in a manner that is most efficient or appropriate, or at all, and any such impact could have a material adverse effect on the Company’s financial condition and the results of its operations.

Market for Securities and Volatility of Share Price

There can be no assurance that an active trading market in the Company’s securities will be established or sustained. The market price for the Company’s securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry or the economy as a whole, may have a significant adverse impact on the market price of the securities of the Company.

The stock market has from time to time experienced extreme price and volume fluctuations that have often been unrelated to the operating performance of particular companies.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies, joint venture partners, or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where the directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors’ and officers’ conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE YEAR ENDED JULY 31, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

General Economic Conditions

Global financial markets have experienced a sharp increase in volatility during the last few years. Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of the Company’s shares.

Reliance on Key Personnel

The Company is dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company’s employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

There can be no assurance that the Company will be able to attract, train or retain qualified personnel in the future, which would adversely affect its business.

Competition

The resources industry is highly competitive in all its phases, and the Company will compete with other mining companies, many of which have greater financial, technical and other resources. Competition in the mining industry is primarily for: attractive mineral rich properties capable of being developed and producing economically; the technical expertise to find, develop and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine certain minerals, but also conduct production and marketing operations on a worldwide basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop any property(s) the Company might acquire. The Company’s inability to compete with other mining companies for these resources could have a materially adverse effect on the Company’s results of operation and its business.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.

The Mineral Property Underlying the Company’s Net Smelter Return Royalty Interest Contains no Known Ore

The Company holds a 1% net smelter return (“NSR”) royalty interest on the Quartz Mountain Property (recently renamed “Angel’s Camp”), an exploration stage prospect in Oregon. The Company’s interest in the property will be limited to any future NSR that would be forthcoming only if or when any mining commences on the property. There is currently no known body of ore on the property. Extensive additional exploration work will be required to ascertain if any mineralization may be economic.